China Broadband, Inc.
27 Union Square, West Suite 502
New York, New York  100031

December 30, 2010

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Larry Spirgel

Re:	China Broadband, Inc.
Registration Statement on Form S-1
Filed October 7, 2010
File No. 333-169801

We hereby submit the responses of China Broadband, Inc. (the “Company”) to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the Company in telephone conversations on December 21, 2010 and December 29, 2010 with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

As discussed with the Staff, the Company will reduce the number of shares included in the Registration Statement to below 33% of the Company’s public float, the calculation of which will not include the shares being registered.  Accordingly, our determination as to the number of shares to be included in the Registration Statement is as follows:

Calculation of Non-Affiliate Public Float

As of December 30, 2010, the Company had 660,768,745 shares of Common Stock issued and outstanding.  The following table identifies all outstanding shares of common stock held by affiliates of the Company as of December 30, 2010:

Name	Shares of Common Stock
Shane McMahon – Chairman and CEO	160,000,000
Weicheng Liu – Senior Executive officer and Director	165,547,348
Steven Oliveira - Director	64,325,986
TOTAL	389,873,334

Accordingly, as of December 30, 2010, there were 270,895,411 shares of the Company’s Common Stock held by non-affiliates.  As discussed with the Staff, the calculation of the public float for purposes of determining compliance with Rule 415 of the Securities Act of 1933, as amended (the “Act”), may not include the shares being registered in the Registration Statement.  Therefore, based on the Company’s calculation, approximately 65,650,000 shares of the Company’s Common Stock may be included in the Registration Statement.  As shown below, 65,650,000 shares of Common Stock represents approximately 31.98% of the non-affiliate public float in accordance with Rule 415 of the Act.

	270,895,411	Total Shares Held By Non-Affiliates
minus	65,650,000	Shares Included in Registration Statement
	205,245,411	Public Float for Purposes of Rule 415

	65,650,000	Shares Included in Registration Statement
divided by	205,245,411	Public Float for Purposes of Rule 415
	~0.3198 or 31.98%	Percentage of Rule 415 Public Float Being Registered

Conclusion

Based on the foregoing calculations, the registration of 65,650,000 shares of Common Stock is below the Staff’s 33% guideline, and we therefore believe that the Company should be permitted to proceed with the registration of 65,650,000 shares in the Registration Statement, as amended.

*****

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 206-1216 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

China Broadband, Inc.

By: /s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer